

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 27, 2012

<u>Via Email</u>
Mr. William Wright
President and Chief Financial Officer
AquaLiv Technologies, Inc.
4550 NW Newberry Hill Road
Suite 202
Silverdale, Washington 98383

> **RE: AquaLiv Technologies, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2011**
> **Filed January 13, 2012**
> **Form 10-K/A for the period ended September 30, 2011**
> **Filed March 14, 2012**
> **File No. 333-147367**

Dear Mr. Wright:

We have reviewed your filings as well as your response filed March 13, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Amendment No.2 to Form 10-K for the year ended September 30, 2011 filed March 14, 2012

Financial Statements, page 16

Statements of Cash Flows, page 21

1.   Please tell us why you reflected the $79,000 of cash received as part of your acquisition of AquaLiv as proceeds from capital stock issuance in the statement of cash flows. Cash received as part of an acquisition is an investing activity. It appears you have reflected this rather as a financing activity. Please revise in future filings, including any amendments, to properly reflect the cash proceeds from the acquisition separately as an investing activity.

Note 7. Notes payable and Derivative Liabilities, page 25

2.   Please refer to our prior comments 4 and 5. Please confirm that you will revise your disclosure in future filings to address the following:

- Revise the fourth paragraph to also indicate that the conversion option is an embedded derivative, consistent with your revised disclosure in the second paragraph.
- Revise the last paragraph to clarify what the $61,111 loss on derivative liability represents - i.e., the Day 1 loss relating to your recording the fair value of the embedded conversion option as a liability and reflects the amount in excess of debt proceeds.
- Revise Note 6 to include that the table now presented at the end of Note 7.

General

3.   As requested in our prior comment letter, in responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. William Wright
AquaLiv Technologies, Inc.
March 27, 2012
Page 3

You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3671 with any questions regarding these comments.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant